                                 SCHEDULE 13E-3
                                (AMENDMENT NO. 5)
                                 Final Amendment

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Rule 13e-3 Transaction Statement
           under Section 13(e) of the Securities Exchange Act of 1934

                             THE COBALT GROUP, INC.
        -----------------------------------------------------------------
                              (Name of the Issuer)

 The Cobalt Group, Inc.; Cobalt Acquisition Corporation; Warburg, Pincus Equity
   Partners, L.P.; Warburg, Pincus & Co.; Warburg Pincus LLC; Joseph P. Landy; Ernest H. Pomerantz; Kevin Distelhorst; Michael Bell; David Cronk; Geoffrey T.
  Barker; Mark T. Koulogeorge; Environmental Private Equity Fund II, L.P.; The
                 Productivity Fund III, L.P. and John W.P. Holt
        -----------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $0.01 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   19074Q1031
        -----------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                             Scott A. Arenare, Esq.
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
        -----------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                    To Receive Notices and Communications on
                    Behalf of the Person(s) Filing Statement)

                                   Copies to:

                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

This statement is filed in connection with (check the appropriate box):

a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.   [ ] A tender offer.

d.   [ ] None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies: [ ]



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                                 SCHEDULE 13E-3

                            Calculation of Filing Fee

        -----------------------------------------------------------------

Transaction Valuation*                                      Amount of Filing Fee

     $38,430,833                                                  $7,687

        -----------------------------------------------------------------


     * For purposes of calculating the filing fee only. This calculation assumes the purchase of 10,980,238 shares of common stock of The Cobalt Group, Inc. at $3.50 per share in cash. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the maximum number of shares proposed to be purchased as described in the Proxy Statement.

     / X / Check box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

     Amount Previously Paid: $7,687.00
                             ---------

     Form or Registration No. Schedule 14A
                              ------------

     Filing Party: The Cobalt Group, Inc.
                   ----------------------

     Date Filed: June 25, 2001
                 -------------



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Item 15. Additional Information
         ----------------------

     This Amendment No. 5 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended by Amendments No. 1, No. 2, No. 3 and No. 4 thereto, the "Transaction Statement"), relates to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of June 2, 2001, by and between The Cobalt Group, Inc., a Washington corporation (the "Company"), and Cobalt Acquisition Corporation, a Washington corporation ("Merger Sub"). This Amendment No. 5 is being filed by the Company, the issuer of the equity securities which are the subject of the Rule 13e-3 transaction, Merger Sub, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus & Co., Warburg Pincus LLC and the following directors, executive officers and shareholders of the Company: Joseph P. Landy, Ernest H. Pomerantz, John W.P. Holt, Mark T. Koulogeorge and Geoffrey T. Barker, each of whom are members of the Company's Board of Directors, Kevin Distelhorst, a vice president of the Company and the general manager of the Company's IntegraLink division, Michael Bell, a vice president of the Company and the general manager of the Company's PartsVoice division, David Cronk, the vice president of operations of the Company, Environmental Private Equity Fund II, L.P., a shareholder of the Company and The Productivity Fund III, L.P., a shareholder of the Company.

     The purpose of this Amendment No. 5 is to file a final amendment to the Transaction Statement to report the results of the Rule 13e-3 transaction pursuant to Rule 13e-3(d)(3). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Transaction Statement.

     On November 13, 2001, the Company held a special meeting of its shareholders for the purpose of voting upon the Merger Agreement. At the special meeting, approximately 76% of the issued and shares of Common Stock that were entitled to vote at the special meeting approved the Merger Agreement. Immediately after the meeting, the Company filed Articles of Merger with the Secretary of State of the State of Washington, at which time Merger Sub was merged (the "Merger") with and into the Company, with the Company as the surviving corporation (the "Surviving Corporation") and the separate corporate existence of Merger Sub ceased. Immediately following consummation of the Merger, Warburg, Pincus Equity Partners, L.P. and certain of its affiliates ("Warburg Pincus") purchased shares of the Surviving Corporation's Series A Convertible Preferred Stock (the "Preferred Stock"). The Company will use the proceeds received from Warburg Pincus for the Preferred Stock to pay the merger consideration.

     As a result of the Merger, the Common Stock of the Company ceased to trade on the Nasdaq Stock Market and became eligible for delisting from the Nasdaq Stock Market and termination of registration pursuant to Section 12(g)(4) and 12(h)(3) of the Exchange Act. Accordingly, on November 13, 2001, the Company filed a Certification and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission and notified the Nasdaq Stock Market of its delisting.

ITEM 16. EXHIBITS

     99.(a)(1)      Definitive Proxy Statement for the Special Meeting of
                    Shareholders of The Cobalt Group, Inc. filed on October 4,
                    2001, is incorporated herein by reference.

     99.(a)(2)      Proxy Statement Supplement filed by The Cobalt Group, Inc.
                    on November 6, 2001, is incorporated herein by reference.

     99.(c)(1)      Opinion of SG Cowen Securities Corporation, dated June 2,
                    2001*

     99.(c)(2)      Preliminary discussion materials presented by SG Cowen
                    Securities Corporation to the Cobalt Special Committee on
                    May 18, 2001**

     99.(c)(3)      Materials presented by SG Cowen Securities Corporation to
                    the Cobalt Special Committee on June 2, 2001**

     99.(d)(1)      Voting Agreement, dated June 2, 2001, by and among Warburg,
                    Pincus Equity Partners, L.P. and John W.P. Holt ***

     99.(d)(2)      Agreement and Plan of Merger by and between The Cobalt
                    Group, Inc. and Cobalt Acquisition Corporation dated as of
                    June 2, 2001*

     99.(d)(3)      Commitment Letter, dated June 2, 2001, from Warburg, Pincus
                    Equity Partners, L.P. and certain of its affiliates to The
                    Cobalt Group, Inc.***

     99.(d)(4)      Subscription Agreement, dated November 13, 2001, by and
                    between The Cobalt Group, Inc. and Warburg, Pincus Equity
                    Partners, L.P. and certain of its affiliates

     99.(d)(5)      Press Release, dated October 30, 2001, announcing the
                    adjournment of the special meeting of shareholders of The
                    Cobalt Group, Inc.****

     99.(d)(6)      Press Release, dated November 13, 2001, announcing the
                    closing of the merger between Cobalt Acquisition Corporation and The Cobalt Group, Inc.

     99.(f)         Appraisal Rights under Washington General Corporation Law*

----------

     * Incorporated by reference from the initial preliminary proxy statement, filed by the Company on June 29, 2001.

     ** Incorporated by reference from Amendment No. 2 to Schedule 13E-3, filed on September 26, 2001

     *** Incorporated by reference from Schedule 13D filed by Warburg, Pincus Equity Partners, L.P. and certain affiliates on June 5, 2001.

     **** Incorporated by reference from Amendment No. 3 to Schedule 13E-3, filed on October 31, 2001

     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: November 14, 2001

                                        THE COBALT GROUP, INC.

                                        By: /s/ John W. P. Holt
                                            ------------------------------
                                            Name:  John W. P. Holt
                                            Title: President and Chief Executive
                                                   Officer


                                        COBALT ACQUISITION CORPORATION

                                        By: /s/ Gregory Back
                                            ------------------------------
                                            Name:  Gregory Back
                                            Title: Vice President and Secretary


                                        WARBURG, PINCUS EQUITY PARTNERS, L.P.

                                        By: Warburg, Pincus & Co., General
                                            Partner

                                        By: /s/ Gregory Back
                                            ------------------------------
                                            Name:  Gregory Back
                                            Title: Partner


                                        WARBURG, PINCUS & CO.

                                        By: /s/ Gregory Back
                                            ------------------------------
                                            Name:  Gregory Back
                                            Title: Partner


                                        WARBURG PINCUS LLC

                                        By: /s/ Gregory Back
                                            ------------------------------
                                            Name:  Gregory Back
                                            Title: Member


                                            /s/ John W. P. Holt
                                            ------------------------------
                                            John W. P. Holt

                                            /s/ Joseph P. Landy
                                            ------------------------------
                                            Joseph P. Landy


                                            /s/ Ernest H. Pomerantz
                                            ------------------------------
                                            Ernest H. Pomerantz


                                            /s/ Kevin Distelhorst
                                            ------------------------------
                                            Kevin Distelhorst


                                            /s/ Michael Bell
                                            ------------------------------
                                            Michael Bell


                                            /s/ David Cronk
                                            ------------------------------
                                            David Cronk


                                            /s/ Geoffrey Barker
                                            ------------------------------
                                            Geoffrey Barker


                                            /s/ Mark T. Koulogeorge
                                            ------------------------------
                                            Mark T. Koulogeorge


                                        ENVIRONMENTAL PRIVATE EQUITY
                                             FUND II, L.P.

                                        By: Environmental Private Equity
                                            Management Company II, L.P., General
                                            Partner

                                        By: First Analysis Environmental
                                            Management Company II, Managing
                                            General Partner

                                        By: /s/ Brett Maxwell
                                            ------------------------------
                                            Name:  Brett Maxwell
                                            Title: General Partner


                                        THE PRODUCTIVITY FUND III, L.P.

                                        By: First Analysis Management
                                            Company III, LLC, General Partner

                                        By: /s/ Brett Maxwell
                                            ------------------------------
                                            Name:  Brett Maxwell
                                            Title: Managing Member